Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VICARIOUS SURGICAL INC.

Vicarious Surgical Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”), hereby certifies as follows:

1.	This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on September 23, 2021, as amended on June 6, 2023 (the “Certificate of Incorporation”).

2.	That the Corporation’s Board of Directors duly adopted resolutions setting forth the following amendment (the “Amendment”) of the Corporation’s Certificate of Incorporation, declaring said Amendment to be advisable and calling a meeting of the Corporation’s stockholders for consideration thereof.

3.	That thereafter, pursuant to a resolution of its Board of Directors, the annual meeting of the Corporation’s stockholders was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of this Amendment.

4.	That the Corporation’s Certificate of Incorporation be amended by changing ARTICLE 4. by inserting the following immediately after the first paragraph under “CAPITAL STOCK” thereof, as follows:

“At 4:15 p.m. New York City Time on June 12, 2024 (the “Effective Time”), pursuant to the DGCL, of this Certificate of Amendment to the Corporation’s Certificate of Incorporation, (a) each (i) thirty (30) shares of Class A Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into 1 share of Class A Common Stock and (ii) thirty (30) shares of Class B Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into 1 share of Class B Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Holders of Common Stock who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive cash payment in lieu of any fractional share created as a result of such Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificate”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests, as described above. Each holder of an Old Certificate shall receive, upon surrender of such Old Certificate, a new certificate representing the number of whole shares of Common Stock to which such stockholder is entitled pursuant to the Reverse Stock Split.”

5.	This Amendment has been approved and duly adopted in accordance with the provisions of Section 242 of the DGCL.

6.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Incorporation as of this 12th day of June, 2024.

VICARIOUS SURGICAL INC.

By:	/s/ Adam Sachs
	Name:	Adam Sachs
	Title:	Chief Executive Officer